Interim Financial Information

Flex LNG Ltd.

Fourth Quarter 2023
February 7, 2024

February 7, 2024 - Hamilton, Bermuda
Flex LNG Ltd. ("Flex LNG" or the “Company”) today announced its unaudited financial results for the three months and year ended December 31, 2023.

Highlights:
•Vessel operating revenues of $97.2 million for the fourth quarter 2023, compared to $94.6 million for the third quarter 2023.
•Net income of $19.4 million and basic earnings per share of $0.36 for the fourth quarter 2023, compared to net income of $45.1 million and basic earnings per share of $0.84 for the third quarter 2023.
•Average Time Charter Equivalent1 ("TCE") rate of $81,114 per day for the fourth quarter 2023, compared to $79,207 per day for the third quarter 2023.
•Adjusted EBITDA1 of $76.2 million for the fourth quarter 2023, compared to $74.7 million for the third quarter 2023.
•Adjusted net income1 of $37.8 million for the fourth quarter 2023, compared to $36.1 million for the third quarter 2023.
•Adjusted basic earnings per share1 of $0.70 for the fourth quarter 2023, compared to $0.67 for the third quarter 2023.
•In January 2024, the charterer of Flex Constellation sent notice that they will not utilize their extension option under the time charter. Following the re-delivery, Flex Constellation is scheduled to perform five-year dry-docking and subsequently will be marketed for short and long-term contracts.
•In January 2024, the charterer of Flex Resolute declared their first option, under the time charter, to extend the firm period by an additional two years to Q1 2027. Following this declaration, the charterer has one additional two-year extension option, which if utilized, would extend the firm contract period to Q1 2029.
•The Company declared a dividend for the fourth quarter 2023 of $0.75 per share. The dividend is payable on or around March 5, 2024 to shareholders, on record as of February 23, 2024.
1 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

1	Flex LNG Ltd. Fourth Quarter Results 2023

Øystein M Kalleklev, CEO of Flex LNG Management AS, commented:
“We today release the fourth quarter and full year 2023 results for Flex LNG, and we are pleased that we have delivered on all our guidance measures for the year. We guided that our revenues would increase from $348 million in 2022 to approximately $370 million in 2023 and we delivered revenues of $371 million in 2023, whilst revenues for the fourth quarter came in at $97.2 million in line with quarterly guidance of $97-99 million. The increase in revenues compared to 2022 was driven by higher Time Charter Equivalent (TCE) rate for the fleet. We guided TCE rate of about $80,000 for the year and delivered TCE rate of $81,000 and $79,500 for the fourth quarter and the full year 2023, respectively.

We also delivered on our guided Adjusted EBITDA level. For the full year we ended up with an Adjusted EBITDA of $290 million, in line with guidance of $290 to $295 million and ahead of the $272 million we delivered in 2022. Lastly, we guided 80-100 days of docking days for our four scheduled drydocking with associated capex of $18-20 million and we delivered this at 77 days and $21 million, respectively. Hence, 2023 was in the context of deliverance on guidance pretty much plain sailing, so I would like to extend my gratitude to all personnel both at sea and onshore which contributed to our success.

Over the next two years, we do see a somewhat more challenging freight market as there are more ships for delivery compared to the expected new export volumes. Hence, we think Flex LNG is very well positioned as we have 94% charter coverage for 2024 and 50 years minimum firm charter backlog, which may increase to 71 years if all charterer’s options are extended. Additionally, our fleet consists entirely of large LNG carriers fitted with the most modern two-stroke propulsion system resulting in significant fuel savings compared to older generation tonnage. Reduced fuel consumption is also good for the environment and with EU Emission Trading System coming into force from 2024, this further enhances the premium which our ships can achieve in the market given the costs associated with such carbon emissions. Lastly, we have a very strong balance sheet where all the LNG carriers are financed with attractive long-term debt while our cash balance at year-end was a comfortable $411 million, giving us a high degree of financial flexibility.

Given the above-mentioned factors, the Board has declared a quarterly dividend of $0.75 per share which calculates to a quarterly dividend payment of about $40 million for our shareholders. For the four quarters of 2023, we have thus declared dividends of $3.125 per share which provides our investors with an attractive running yield of approx. 11 per cent per annum.”

2	Flex LNG Ltd. Fourth Quarter Results 2023

Business Update and Fleet Overview

In January 2024, the Company received notice that the charterer of Flex Constellation, an international trading house, did not utilize its extension option. Flex Constellation was fixed on a three-year time charter from May 2021, where the charterer had the option to extend the period by up to three years. As a result, the company expects to take re-delivery of the vessel at the end of the first or beginning of second quarter 2024.

In January 2024, the charterer of Flex Resolute, a supermajor, exercised its first extension option, extending the firm period by an additional two years. Flex Resolute was fixed on a three-year time charter, which commenced in January 2022, where the charterer has options to extend the period by up to four additional years in two year periods. Following the option declaration, the firm period is now scheduled to end in first quarter of 2027. The charterer will have one final option to extend the time charter by an additional two years which would extend this to the first quarter of 2029.

Following the aforementioned notices received, the firm contract coverage is now 94% for the remainder of 2024. At the date of this report, the aggregate firm contract backlog for the fleet is 50 years, which could increase to 71 years depending on declaration of charterers' options.

We achieved technical uptime, excluding drydocks, on our vessels, of 100% in the fourth quarter 2023 and 99.6% for the year ended December 31, 2023.

For the remainder of 2024 and 2025 respectively, we have 13.3% and 21.9% exposure to the spot market, based on available days. This is as a result of our market-linked contract for the vessel, Flex Artemis, the open period in respect of Flex Constellation and open periods pending charterers' declaration of options for the vessel Flex Courageous.

The following table sets forth an overview of our fleet as of February 7, 2024:

3	Flex LNG Ltd. Fourth Quarter Results 2023

Vessel Name	Year Built	Shipyard(1)	Cargo Capacity (cbm)	Propulsion(2)	Boil off rate	Charter expiration(3)	Expiration with Charterer options(4)
Flex Endeavour	2018	DSME	173,400	MEGI+PRS	0.075%	Q3 2030	Q1 2033
Flex Enterprise	2018	DSME	173,400	MEGI+PRS	0.075%	Q2 2029	NA
Flex Ranger	2018	SHI	174,000	MEGI	0.085%	Q1 2027	NA
Flex Rainbow	2018	SHI	174,000	MEGI	0.085%	Q1 2033	NA
Flex Constellation	2019	DSME	173,400	MEGI+PRS	0.075%	Q2 2024	NA
Flex Courageous	2019	DSME	173,400	MEGI+PRS	0.075%	Q1 2025	Q1 2029
Flex Aurora	2020	HSHI	174,000	X-DF	0.085%	Q2 2026	Q2 2028
Flex Amber	2020	HSHI	174,000	X-DF	0.085%	Q2 2029	NA
Flex Artemis	2020	DSME	173,400	MEGI+FRS	0.035%	Q3 2025	Q3 2030
Flex Resolute	2020	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Freedom	2021	DSME	173,400	MEGI+FRS	0.035%	Q1 2027	Q1 2029
Flex Volunteer	2021	HSHI	174,000	X-DF	0.085%	Q1 2026	Q1 2028
Flex Vigilant	2021	HSHI	174,000	X-DF	0.085%	Q2 2031	Q2 2033

(1)	As used in this report, "DSME" means Daewoo Ship building and Marine Engineering Co. Ltd., "SHI" means Samsung Heavy Industries, and "HSHI" means Hyundai Samho Heavy Industries Co. Ltd. Each is located in South Korea.
(2)	"MEGI" refers to M-type Electronically Controlled Gas Injection propulsion systems and "X-DF" refers to Generation X Dual Fuel propulsion systems. "FRS" and "PRS" refers to Full or Partial Re-liquefaction Systems.
(3)	The expiration of our charters is subject to re-delivery windows ranging from 15 to 45 days before or after the applicable expiration date.
(4)	Where charterers have extension option(s) to be declared on a charter; the expiration provided assumes all extension options have been declared by the charterer for illustrative purposes.

Finance update
As of December 31, 2023, the Company had cash, cash equivalents and restricted cash of $410.5 million, which includes in aggregate $400.0 million of fully drawn revolving tranches under the $375 Million Facility and the $290 Million Facility.

As of December 31, 2023, the Company had total long-term debt of $1,812.1 million, with the current portion and non-current portion of long-term debt split as $103.9 million and $1,708.3 million respectively.

As of December 31, 2023, the Company had interest rate swap agreements with an aggregate net notional principal of $720.0 million. The interest rate swaps, which we have swapped floating rates to fixed rates, have a weighted average fixed interest rate of 1.35% and have a weighted average duration of 3.3 years. For further information refer to Note 10. Financial Instruments.

Results for the three months ended December 31, 2023 and September 30, 2023
The Company recorded vessel operating revenues of $97.2 million for the fourth quarter 2023, compared to $94.6 million in the third quarter 2023. The increase in revenue is primarily due to an increase in the spot market rates which affected the variable rate hire contract for Flex Artemis.

4	Flex LNG Ltd. Fourth Quarter Results 2023

Voyage expenses, which include voyage specific expenses, broker commissions and bunkers consumption, were $0.2 million in the fourth quarter 2023, compared to $0.4 million in the third quarter 2023.

Vessel operating expenses were $18.4 million in the fourth quarter 2023, compared to $16.9 million in the third quarter 2023. In the fourth quarter 2023, the increase in vessel operating expenses was due to several vessels reaching 24k running hour intervals, which increased the maintenance and services expense with regards to the auxiliary engines and replacement of swing sets on the engines.

Administrative expenses were $2.1 million in the fourth quarter 2023, compared to $2.3 million in the third quarter 2023.

Depreciation was $18.8 million in the fourth quarter 2023, compared to $18.7 million in the third quarter 2023.

Interest income was $1.0 million in the fourth quarter 2023, compared to $0.9 million in the third quarter 2023.

Interest expense was $27.7 million in the fourth quarter 2023, compared to $27.5 million in the third quarter 2023.

The Company recorded a loss on derivatives of $11.6 million in the fourth quarter 2023, which includes a net unrealized loss of $18.7 million and a net realized gain of $7.1 million. This compares to a gain on derivatives for the third quarter 2023 of $15.6 million, which includes a net unrealized gain of $9.0 million and a net realized gain of $6.7 million. The decrease in forward interest rates during the fourth quarter 2023, resulted in net unrealized losses from the decreased fair value of our derivative portfolio.

The Company recorded a foreign exchange gain of $0.3 million in the fourth quarter 2023, compared to $0.1 million in the third quarter 2023.

The Company recorded an expense to other financial items of $0.3 million in the fourth quarter 2023, compared to $0.2 million in the third quarter 2023.

Net income for the fourth quarter 2023 was $19.4 million and basic earnings per share were $0.36, compared to a net income of $45.1 million and basic earnings per share of $0.84 for the third quarter 2023.

Adjusted EBITDA2 was $76.2 million for the fourth quarter 2023, compared to $74.7 million for the third quarter 2023.

2 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

5	Flex LNG Ltd. Fourth Quarter Results 2023

Adjusted net income2 for the fourth quarter 2023 was $37.8 million and adjusted earnings per share of $0.70, compared to an adjusted net income of $36.1 million and adjusted earnings per share of $0.67 for the third quarter 2023.

The time charter equivalent rate2 for the fourth quarter 2023 was $81,114 per day compared to $79,207 per day for the third quarter 2023.

Results for the year ended December 31, 2023 and December 31, 2022
Vessel operating revenues were $371.0 million for the year ended December 31, 2023 compared to $347.9 million for the year ended December 31, 2022. The increase is due to a higher proportion of our fleet on improved longer term fixed rate contracts as well as a relatively stronger spot market compared to 2022. This is offset by scheduled drydockings of the vessels Flex Enterprise, Flex Endeavour, Flex Ranger and Flex Rainbow in 2023, resulting in 77 offhire days.

Voyage expenses were $1.7 million for the year ended December 31, 2023 compared to $2.5 million for the year ended December 31, 2022.

Vessel operating expenses were $68.4 million for the year ended December 31, 2023, compared to $63.4 million for the year ended December 31, 2022. Vessel operating expenses increased in part due to several vessels reaching the 24k running hour intervals which increased the maintenance and services expense with regards to the auxiliary engines and replacement of swing sets on the engines. Inflationary pressures, which were compounded by some of our vessels trading in the far east, contributed to increased costs with respect to lube oil, agency, transportation of parts and crew travel expenditure in 2023, compared to 2022. Lastly, in 2022 there was an out-of-period adjustment of $2.9 million which reduced the vessel operating expenses.

Administrative expenses were $10.5 million for the year ended December 31, 2023 compared to $9.1 million for the year ended December 31, 2022. The increase in administrative expenses is due to increased regulatory listing fees, headcount and share-based compensation expense.

Depreciation for the year ended December 31, 2023 amounted to $73.4 million compared to $72.2 million for the year ended December 31, 2022.

Interest income was $4.9 million in the year ended December 31, 2023, compared to $2.0 million in the year ended December 31, 2022. The increase is primarily due to the increase in the floating rate of interest effecting interest earned on our cash and cash equivalents.

6	Flex LNG Ltd. Fourth Quarter Results 2023

Interest expense was $108.7 million in the year ended December 31, 2023, compared to $76.6 million in the year ended December 31, 2022. The increase in interest expense is primarily due to the increase in the floating rate of interest.

Extinguishment costs of long-term debt were $10.2 million in the year ended December 31, 2023, compared to $16.1 million in the year ended December 31, 2022. These costs are related to the Balance Sheet Optimization program where the Company refinanced all long-term financings of the Fleet during 2022 and 2023 at improved terms. The Balance Sheet Optimization program was concluded in the first quarter of 2023. In the year ended December 31, 2023, the Company recorded an unrealized write-off of unamortized debt issuance costs of $8.8 million and direct exit costs of $1.4 million in relation to the extinguishment of the $629 Million Facility and the Flex Amber Sale and Leaseback, which were re-financed. In the year ended December 31, 2022, the Company recorded direct exit costs of $11.1 million and recorded a write-off of unamortized debt issuance costs of $5.0 million, in relation to the extinguishment of the Flex Resolute tranche, under the $629 Million Facility and the Hyundai Glovis Sale and Charterback.

The Company recorded a gain on derivatives of $18.3 million in the year ended December 31, 2023, which includes a net unrealized loss of $6.7 million and a net realized gain on derivatives of $25.0 million. This compares to a gain on derivatives of $79.7 million in the year ended December 31, 2022, which includes a net unrealized gain of $78.2 million and a net realized gain of $1.5 million. The net unrealized gain or loss on derivatives is primarily derived from the movements in the fair value of the interest rate swaps which will fluctuate based on changes in the total notional amount and the movement in the long-term floating rate of interest during the period. Whereas, the realized gain/(loss) on derivative settlements will be affected by changes in the shorter term floating rate of interest compared to the respective agreements' fixed rate of interest.

The Company recorded a foreign exchange loss of $0.4 million in the year ended December 31, 2023, compared to a loss of $1.0 million in the year ended December 31, 2022.

Other financial items expense was $0.9 million in the year ended December 31, 2023, compared to an expense of $0.5 million in the year ended December 31, 2022.

The Company reported a net income of $120.0 million and basic earnings per share of $2.24 for the year ended December 31, 2023, compared to a net income of $188.0 million and basic earnings per share of $3.53 for the year ended December 31, 2022.

7	Flex LNG Ltd. Fourth Quarter Results 2023

Adjusted EBITDA3 for the year ended December 31, 2023, was $289.6 million compared to $272.3 million for the year ended December 31, 2022.

Adjusted net income3 for the year ended December 31, 2023, was $137.3 million and basic adjusted earnings per share of $2.56, compared to an adjusted net income of $150.7 million and basic adjusted earnings per share of $2.83 for the year ended December 31, 2022.

The time charter equivalent rate3 for the year ended December 31, 2023, was $79,461 per day compared to $72,806 per day for the year ended December 31, 2022.

Cash Flow for the three months ended December 31, 2023 and September 30, 2023
Total cash, cash equivalents and restricted cash was $410.5 million as at December 31, 2023, compared to $429.5 million as at September 30, 2023.

Net cash provided by operating activities in the fourth quarter 2023 was $54.3 million, compared to $46.2 million in the third quarter 2023. In the fourth quarter 2023, net income, after adjusting for non-cash items, was $57.5 million compared to $55.6 million in the third quarter 2023. The Company had negative working capital adjustments of $3.1 million for the fourth quarter 2023, compared to negative working capital adjustments of $9.6 million in the third quarter 2023.

Net cash used in investing activities was $nil in the third and fourth quarter 2023.

Net cash used in financing activities was $73.5 million in the fourth quarter 2023, compared to $66.7 million used in financing activities in the third quarter 2023. The increase is due to an increase in dividend payments in the fourth quarter 2023, compared to the third quarter 2023 of $6.8 million. In the fourth quarter 2023, the Company paid a dividend of $0.875 per share, which included a special dividend of $0.125 per share.

Balance Sheet as at December 31, 2023
In the year ended December 31, 2023, the net book value of vessels and equipment was $2,217.3 million compared to $2,269.9 million as at December 31, 2022. The movement is explained by depreciation of $73.4 million, offset by drydocking additions of $20.7 million.

As at December 31, 2023, total long-term debt was $1,812.1 million, compared to $1,714.7 million as at December 31, 2022, of which the current portion of long-term debt was $103.9 million and $95.5 million respectively.

3 Time Charter Equivalent rate, Adjusted EBITDA, Adjusted net income/(loss) and Adjusted earnings/(loss) per share are non-GAAP measures. A reconciliation to the most directly comparable GAAP measure is included in the end of this earnings report.

8	Flex LNG Ltd. Fourth Quarter Results 2023

In the year ended December 31, 2023, the following material factors resulted in an increase in the Company's long-term debt:
•Drawdown of $290.0 million under the term and revolving tranches of the $290 Million Facility;
•Drawdown of $180.0 million under the Rainbow $180 Million Sale and Leaseback;
•Drawdown of $330.0 million under the $330 Million Facility;
•Write-off of unamortized debt issuance costs of $8.8 million upon extinguishment of long-term debt; and
•Amortization of debt issuance costs of $2.5 million.

Whereas, the following material factors resulted in a decrease in the Company's long-term debt:
•Scheduled repayment of debt of $110.8 million;
•Financing costs of $7.7 million;
•Prepayment of $136.9 million, which was the full amount outstanding under the Flex Amber Sale and Leaseback; and
•Prepayment of $458.5 million, which was the full amount outstanding under the Flex Freedom, Flex Vigilant, Flex Artemis and Flex Aurora tranches of the $629 Million Facility.

As at December 31, 2023, total equity was $847.7 million compared to $907.1 million as at December 31, 2022. This decrease in equity consists of dividends paid of $181.2 million, offset by net income of $120.0 million and $1.7 million relating to a share-based compensation.

9	Flex LNG Ltd. Fourth Quarter Results 2023

LNG Market Update

The winter season began with mild conditions in Europe and Northeast Asia, leading to a decline in LNG spot charter rates due to reduced arbitrage opportunities across basins. Spot freight rates peaked in Q3-2023 at around $200,000/day for two-stroke LNGCs, and followed the seasonal pattern going into the end of the winter season during Q4-2023. Spot rates for two-strokes averaged around $93,000-97,000/day in 2023, still at elevated levels.

Quoted at around $120,000/day in late September, one- and three-year time charters softened slightly during Q4-2023, prompting a pause in many term discussions as charterers sought clarity amid the impact of new tonnage supply. According to industry sources, one-year and three-year time charters currently hover around $70,000-90,000/day. Short-term fixtures still dominate, with 75-80% sublets, and fixing activity slightly higher than in 2022. Anticipating a tighter market from 2026, short-term rates currently experience a contango compared to five- to ten-year rates, of which the latter are still holding up at $95,000-105,000/day, explained by high newbuilding prices and relatively high long-term interest rates.

In the physical market, global gas prices eased in Q4-2023, with TTF and JKM consolidating around the $8-9/MMBtu mark. Despite a temporary return to high volatility and a geopolitical risk premium due to the Israeli-Hamas conflict in October, this was offset by high European inventories and milder temperatures in the northern hemisphere.

Global LNG trade volume grew 3% to 412MT to record high levels by year-end 2023. The US led LNG exports in Q4-2023, ahead of Australia and Qatar, mainly due to Freeport LNG coming fully back online in November and increased output from Calcasieu Pass. December marked a milestone for global LNG production, reaching ~38MT – the highest on record. Australian and Qatari export volumes remained on par with 2022 levels. Russian exports contracted ~2%, but December 2023 marked the highest LNG export volumes from Russia to Europe at ~2MT, bringing Russian LNG exports to Europe up to 16.4MT in 2023.

European LNG import remained unchanged in 2023 vs. 2022, with lower gas consumption resulting in high inventories entering the heating season. Q4-2023 experienced warmer-than-normal weather, and EU storage dropped below 70% during the first week of February 2024. Europe's LNG import from the US increased ~7% to 56MT in 2023, stabilizing continental LNG prices amid increased geopolitical risk in the Middle East. China regained its position as the world's largest national LNG importer ahead of Japan with 74MT in FY2023. China's overall gas demand increased by ~7%, supporting higher LNG imports, rising almost 15% compared to 2022. The softer-than-expected Chinese economic recovery is still visible, with 2023 LNG imports ~8% below their 2021 record levels. Declining gas prices in the second half of the year attracted more price-sensitive consumers, including India, Bangladesh, and Thailand, to the market.

10	Flex LNG Ltd. Fourth Quarter Results 2023

According to industry sources, 2023 concluded with ~58MTPA of off-take contracts signed, compared to ~70MTPA in 2022. Qatar and the US were the largest origin countries, with Qatar intensifying marketing for its North Field Expansion project. With Golden Pass LNG (~18MTPA) delaying final commissioning from end 2024 to 2025, around 14MTPA of new export volumes will be added in 2024. US sanctions have created uncertainty regarding the progress of Arctic LNG 2 trains, where the first train of 6.6MTPA is expected to be added, but there is uncertainty about how much of the volume will actually be lifted.

Additionally, there are six liquefaction projects considered to be FID imminent, potentially adding an additional liquefaction capacity of ~70MTPA by 2027 (~49MTPA) and 2028 (~21MTPA). Qatar’s North Field Expansion project continues to progress, representing ~16MTPA, and there are at least five US greenfield or expansion projects (Freeport LNG Train 4, Rio Grande Phase 2, Commonwealth, Delfin LNG, and CP2). Achieving FID in 2024 would further bolster the narrative of increased demand for LNG vessels in the long run. However, as the Biden administration recently decided to halt the approval of new LNG projects, there is a risk of FID delays, as the administration likely will await any decision until after the president elections later in November.

The LNGC fleet stood at ~630 live ships at the end of 2023, with ~210 steamers still in service. In 2023, six ships were sold for scrap, compared to seven in 2021 and only one in 2022. An additional 33 newbuilds were added to the fleet last year, according to industry sources. While 68 newbuild orders were placed, representing a significant decrease from the 145 orders in 2022, 69 newbuildings are scheduled to be delivered in 2024, with 7 uncommitted for long-term contracts. Newbuild prices for the base specification have somewhat tapered off from the peak of $265m, with ship brokers quoting $258-262m as of early February 2024.

11	Flex LNG Ltd. Fourth Quarter Results 2023

Fourth Quarter 2023 Result Presentation
Flex LNG will release its financial results for the fourth quarter 2023 on Wednesday February 7, 2024.

In connection with the earnings release, we will host a video webcast at 3:00 p.m. CET (9:00 a.m. EST). In order to attend the webcast use the following link: https://events.webcast.no/flex-lng/YrvAzYJqnaDp7Z7oX33U/gvfLmee8YbBQqE06Kn9H

A Q&A session will be held after the conference/webcast. Information on how to submit questions will be given at the beginning of the session.

The presentation material which will be used in the conference/webcast can be downloaded on www.flexlng.com and replay details will also be available at this website. None of the information contained on the Company's website is incorporated into or forms a part of this report.

12	Flex LNG Ltd. Fourth Quarter Results 2023

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "expect," "forecast," "anticipate," "estimate," "intend," "plan," "possible," "potential," "pending," "target," "project," "likely," "may," "will," "would," "should," "could" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, there can be no assurance that the Company will achieve or accomplish these expectations, beliefs or projections. As such, these forward-looking statements are not guarantees of the Company’s future performance, and actual results and future developments may vary materially from those projected in the forward-looking statements. The Company undertakes no obligation, and specifically declines any obligation, except as required by applicable law or regulation, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors. Further, the Company cannot assess the effect of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include: unforeseen liabilities, future capital expenditures, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the LNG tanker market, the impact of public health threats and outbreaks of other highly communicable diseases, including the length and severity of the COVID-19 outbreak and its impact on the LNG tanker market, changes in the Company’s operating expenses, including bunker prices, dry-docking and insurance costs, the fuel efficiency of the Company’s vessels, the market for the Company’s vessels, availability of financing and refinancing, ability to comply with covenants in such financing arrangements, failure of counterparties to fully perform their contracts with the Company, changes in governmental rules and regulations or actions taken by regulatory authorities, including those that may limit the commercial useful lives of LNG tankers, customers' increasing emphasis on environmental and safety concerns,

13	Flex LNG Ltd. Fourth Quarter Results 2023

potential liability from pending or future litigation, general domestic and international political conditions or events, including the recent conflicts between Russia and Ukraine, as well as the developments in the Middle East, including any escalation of armed conflict in Israel and Gaza, which remain ongoing as of the date of this press release, business disruptions, including supply chain disruption and congestion, due to natural or other disasters or otherwise, potential physical disruption of shipping routes due to accidents, climate-related incidents, or political events, vessel breakdowns and instances of off-hire, and other factors, including those that may be described from time to time in the reports and other documents that the Company files with or furnishes to the U.S. Securities and Exchange Commission (“Other Reports”). For a more complete discussion of certain of these and other risks and uncertainties associated with the Company, please refer to the Other Reports.

14	Flex LNG Ltd. Fourth Quarter Results 2023

Board of Directors of Flex LNG Ltd.

February 7, 2024

David McManus
Chairman of the Board of Directors

Steen Jakobsen
Director

Ola Lorentzon
Director

Nikolai Grigoriev
Director

Susan Sakmar
Director

15	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Operations
(figures in thousands of $, except per share data)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2023	2023	2022	2023	2022
Vessel operating revenues		97,234	94,584	97,929	371,022	347,917
Voyage expenses		(222)	(421)	(217)	(1,678)	(2,517)
Vessel operating expenses		(18,421)	(16,937)	(16,204)	(68,357)	(63,414)
Administrative expenses		(2,110)	(2,290)	(2,296)	(10,467)	(9,147)
Depreciation	7	(18,757)	(18,736)	(18,204)	(73,363)	(72,224)
Operating income		57,724	56,200	61,008	217,157	200,615
Interest income		950	945	1,060	4,868	2,005
Interest expense		(27,655)	(27,543)	(24,538)	(108,724)	(76,596)
Extinguishment costs of long-term debt	9	—	—	(1,747)	(10,238)	(16,102)
(Loss)/gain on derivatives	10	(11,622)	15,639	4,875	18,281	79,682
Foreign exchange gain/(loss)		255	95	954	(350)	(967)
Other financial items		(257)	(202)	(134)	(877)	(497)
Income before tax		19,395	45,134	41,478	120,117	188,140
Income tax expense		(4)	(33)	(44)	(78)	(98)
Net income		19,391	45,101	41,434	120,039	188,042

Earnings per share:
Basic	3	0.36	0.84	0.78	2.24	3.53
Diluted	3	0.36	0.84	0.77	2.22	3.51

Unaudited Interim Financial Information Condensed Consolidated Statements of Comprehensive Income
(figures in thousands of $)

		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2023	2023	2022	2023	2022
Net income		19,391	45,101	41,434	120,039	188,042
Total other comprehensive income/(loss)		—	—	—	—	—
Total comprehensive income		19,391	45,101	41,434	120,039	188,042

The accompanying notes are an integral part of these condensed consolidated financial statements.

16	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Balance Sheets
(figures in thousands of $, except per share data)
		December 31,	September 30,	December 31,
	Note	2023	2023	2022
ASSETS
Current assets
Cash and cash equivalents	4	410,425	429,415	332,329
Restricted cash	4	119	86	72
Inventory		5,091	5,158	5,260
Other current assets	5	26,640	28,673	16,327
Receivables due from related parties	12	786	655	60
Total current assets		443,061	463,987	354,048

Non-current assets
Derivative instruments	10	48,829	69,194	55,515
Vessels and equipment, net	7	2,217,301	2,235,873	2,269,946
Other fixed assets		2	2	3
Total non-current assets		2,266,132	2,305,069	2,325,464
Total Assets		2,709,193	2,769,056	2,679,512

EQUITY AND LIABILITIES
Current liabilities
Current portion of long-term debt	8,9	103,870	103,638	95,507
Derivative instruments	10	—	1,692	—
Payables due to related parties	12	384	358	328
Accounts payable		3,508	3,529	1,794
Other current liabilities	6	45,505	50,580	55,569
Total current liabilities		153,267	159,797	153,198

Non-current liabilities
Long-term debt	8,9	1,708,273	1,734,341	1,619,224
Total non-current liabilities		1,708,273	1,734,341	1,619,224
Total Liabilities		1,861,540	1,894,138	1,772,422

Equity
Share capital (December 31, 2023, September 30, 2023 and December 31, 2022: 54,520,325 shares issued, par value $0.10 per share)	13	5,452	5,452	5,452
Treasury shares at cost (December 31, 2023 and September 30, 2023: 784,007 (December 31, 2022: 838,185))	14	(7,560)	(7,560)	(8,082)
Additional paid in capital	15	1,204,634	1,204,271	1,203,407
Accumulated deficit		(354,873)	(327,245)	(293,687)
Total equity		847,653	874,918	907,090
Total Equity and Liabilities		2,709,193	2,769,056	2,679,512

The accompanying notes are an integral part of these condensed consolidated financial statements.

17	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2023	2023	2022	2023	2022

OPERATING ACTIVITIES
Net income		19,391	45,101	41,434	120,039	188,042
Adjustments to reconcile net income/(loss) to net cash provided by operating activities
Depreciation	7	18,757	18,736	18,204	73,363	72,224
Amortization of debt issuance costs		617	474	1,011	2,490	4,062
Extinguishment costs of long-term debt		—	—	1,747	10,238	16,102
Change in fair value of derivative instruments	10	18,673	(8,955)	(2,097)	6,686	(78,207)
Foreign exchange (gain)/loss		(255)	(95)	(954)	350	(47)
Share-based payments	15	363	353	72	1,749	331
Drydocking (expenditure)/credit	7	(185)	121	—	(20,714)	—
Other		—	(2)	(76)	(3)	2,961
Changes in operating assets and liabilities, net:
Inventory		67	426	(350)	169	1,193
Other current assets	5	2,033	(2,656)	(4,876)	(10,313)	713
Receivables due from related parties	12	(131)	323	20	(726)	168
Payables due to related parties	12	26	(397)	(127)	56	(20)
Accounts payable		(21)	(1,907)	(3,356)	1,714	(222)
Other current liabilities	6	(5,075)	(5,364)	2,702	(10,064)	12,582
Net cash provided by operating activities		54,260	46,158	53,354	175,034	219,882

INVESTING ACTIVITIES
Purchase of other fixed assets		—	—	—	(2)	(5)
Net cash used in investing activities		—	—	—	(2)	(5)

FINANCING ACTIVITIES
Repayment of long-term debt	9	(26,437)	(26,396)	(16,534)	(110,827)	(85,255)
Proceeds from revolving credit facilities	9	400,000	400,000	225,000	1,756,667	663,421
Repayment of revolving credit facilities	9	(400,000)	(400,000)	(225,000)	(1,606,667)	(414,079)
Prepayment of long-term debt	9	—	—	(113,764)	(595,344)	(828,829)
Proceeds from long-term debt	9	—	—	150,000	650,000	745,000
Extinguishment costs paid on long-term debt	9	—	—	(192)	(1,433)	(11,125)
Proceeds from termination of derivative instruments	10	—	—	14,402	—	23,790
Financing costs		(16)	(15)	(1,599)	(7,712)	(11,014)
Proceeds from issuance of shares	13	—	—	14,490	—	14,490
Proceeds from distribution of treasury shares	15	—	—	—	—	934
Dividends paid	3	(47,019)	(40,262)	(39,954)	(181,225)	(186,094)
Net cash (used in)/provided by financing activities		(73,472)	(66,673)	6,849	(96,541)	(88,761)

18	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statements of Cash Flows
(figures in thousands of $)
		Three months ended			Year ended
		December 31,	September 30,	December 31,	December 31,	December 31,
	Note	2023	2023	2022	2023	2022
Effect of exchange rate changes on cash		255	95	1,030	(348)	115
Net (decrease)/increase in cash, cash equivalents and restricted cash		(18,957)	(20,420)	61,233	78,143	131,231

Cash, cash equivalents and restricted cash at the beginning of the period	4	429,501	449,921	271,168	332,401	201,170
Cash, cash equivalents and restricted cash at the end of the period	4	410,544	429,501	332,401	410,544	332,401

The accompanying notes are an integral part of these condensed consolidated financial statements.

19	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity
(figures in thousands of $, except per share data)

For the year ended December 31, 2023:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2023	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090
Share-based payments	—	—	—	692	—	692
Net income	—	—	—	—	16,531	16,531
Dividends paid	—	—	—	—	(53,682)	(53,682)
At March 31, 2023	53,682,140	5,452	(8,082)	1,204,099	(330,838)	870,631
Share-based payments	—	—	—	341	—	341
Net income	—	—	—	—	39,016	39,016
Dividends paid	—	—	—	—	(40,262)	(40,262)
At June 30, 2023	53,682,140	5,452	(8,082)	1,204,440	(332,084)	869,726
Distributed treasury shares	54,178	—	522	(522)	—	—
Share-based payments	—	—	—	353	—	353
Net income	—	—	—	—	45,101	45,101
Dividends paid	—	—	—	—	(40,262)	(40,262)
At September 30, 2023	53,736,318	5,452	(7,560)	1,204,271	(327,245)	874,918
Share-based payments	—	—	—	363	—	363
Net income	—	—	—	—	19,391	19,391
Dividends paid	—	—	—	—	(47,019)	(47,019)
At December 31, 2023	53,736,318	5,452	(7,560)	1,204,634	(354,873)	847,653

20	Flex LNG Ltd. Fourth Quarter Results 2023

Unaudited Interim Financial Information Condensed Consolidated Interim Statement of Changes in Equity (continued)
(figures in thousands of $, except per share data)

For the year ended December 31, 2022:

	Number of Shares Outstanding	Share Capital	Treasury Shares	Additional Paid in Capital	Accumulated Deficit	Total Equity

At January 1, 2022	53,130,584	5,411	(9,449)	1,189,060	(295,635)	889,387
Share-based payments	—	—	—	94	—	94
Net income	—	—	—	—	55,761	55,761
Dividends paid	—	—	—	—	(39,848)	(39,848)
At March 31, 2022	53,130,584	5,411	(9,449)	1,189,154	(279,722)	905,394
Distributed treasury shares	12,491	—	120	(120)	—	—
Share-based payments	—	—	—	76	—	76
Net income	—	—	—	—	44,260	44,260
Dividends paid	—	—	—	—	(39,857)	(39,857)
At June 30, 2022	53,143,075	5,411	(9,329)	1,189,110	(275,319)	909,873
Distributed treasury shares	129,324	—	1,247	(313)	—	934
Share-based payments	—	—	—	89	—	89
Net income	—	—	—	—	46,587	46,587
Dividends paid	—	—	—	—	(66,435)	(66,435)
At September 30, 2022	53,272,399	5,411	(8,082)	1,188,886	(295,167)	891,048
Shares issued	409,741	41	—	14,449	—	14,490
Share-based payments	—	—	—	72	—	72
Net income	—	—	—	—	41,434	41,434
Dividends paid	—	—	—	—	(39,954)	(39,954)
At December 31, 2022	53,682,140	5,452	(8,082)	1,203,407	(293,687)	907,090

The accompanying notes are an integral part of these condensed consolidated financial statements.

21	Flex LNG Ltd. Fourth Quarter Results 2023

Notes to the Interim Consolidated Accounts

Note 1: General information
Flex LNG Ltd. (together with its subsidiaries, the "Company" or "Flex LNG") is a limited liability company, originally incorporated in the British Virgin Islands and registered in Bermuda as of June 2017. The Company's activities are focused on seaborne transportation of liquefied natural gas ("LNG"). The Company's ordinary shares are listed on the New York Stock Exchange (the "NYSE") and the Oslo Stock Exchange (the "OSE") under the symbol "FLNG". The interim financial information is unaudited.

Note 2: Accounting principles
Basis of accounting
The unaudited interim condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”). The unaudited interim condensed consolidated financial statements do not include all the disclosures required in an annual report, and should be read in conjunction with the annual consolidated financial statements and notes for the year ended December 31, 2022 included in the Company's Annual Report on Form 20-F, filed with the Securities and Exchange Commission (the "SEC") on March 10, 2023.

Significant accounting policies
The accounting policies adopted in the preparation of the unaudited condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual financial statements for the year ended December 31, 2022.

Recent accounting pronouncements
Recently issued accounting pronouncements are not expected to materially impact the Company.

Note 3: Earnings per share

Basic earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of ordinary shares outstanding during that period.

Diluted earnings per share amounts are calculated by dividing the net income/(loss) by the weighted average number of shares outstanding during the period, plus the weighted average number of ordinary shares that would be outstanding if all the dilutive potential ordinary shares were issued, excluding those purchased by the Company and held as treasury shares. If in the period there is a loss, then any potential ordinary shares have been excluded from the calculation of diluted loss per share as their effect would be anti-dilutive.

22	Flex LNG Ltd. Fourth Quarter Results 2023

The following reflects the net income/(loss) and share data used in the earnings per share calculation.

(figures in thousands of $, except per share data)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net income	19,391	45,101	41,434	120,039	188,042

Weighted average number of ordinary shares	53,736,318	53,689,275	53,352,403	53,697,594	53,198,015
Share options	239,871	268,873	276,091	288,095	325,851
Weighted average number of ordinary shares, adjusted for dilution	53,976,189	53,958,148	53,628,494	53,985,689	53,523,866

Earnings per share:
Basic	0.36	0.84	0.78	2.24	3.53
Diluted	0.36	0.84	0.77	2.22	3.51

Dividends paid per share	(0.88)	(0.75)	(0.75)	(3.38)	(3.50)

On November 7, 2023, the Company’s Board of Directors declared a cash dividend for the third quarter of 2023 of $0.75 per share, and a special cash dividend of $0.125. This dividend was paid on December 5, 2023, to shareholders on record as of November 28, 2023. The ex-dividend date was November 27, 2023.

Note 4: Cash, cash equivalents and restricted cash

The following identifies the balance sheet line items included in cash, cash equivalents and restricted cash as presented in the consolidated statements of cash flows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2023	2023	2022
Cash and cash equivalents	410,425	429,415	332,329
Restricted cash	119	86	72
	410,544	429,501	332,401

Restricted cash consists of cash that is restricted by law for the Norwegian tax authorities in relation to social security of employees.

23	Flex LNG Ltd. Fourth Quarter Results 2023

Note 5: Other current assets

Other current assets includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2023	2023	2022
Trade accounts receivable, net	447	5,410	4,859
Accrued income	12,114	9,508	2,152
Prepaid expenses	7,498	8,377	5,940
Other receivables	6,581	5,378	3,376
	26,640	28,673	16,327

Note 6: Other current liabilities

Other current liabilities includes the following:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2023	2023	2022
Accrued expenses	12,582	17,090	20,686
Deferred charter revenue	32,441	31,630	32,963
Other current liabilities	482	964	1,673
Provisions	—	896	247
	45,505	50,580	55,569

Note 7: Vessels and equipment, net
Movements in the year ended December 31, 2023 for vessels and equipment, net is summarized as follows:

24	Flex LNG Ltd. Fourth Quarter Results 2023

(figures in thousands of $)

	Vessels and equipment	Drydocks	Total

Cost
At January 1, 2023	2,467,470	32,500	2,499,970
Additions	—	20,714	20,714
Disposals	—	(10,000)	(10,000)
At December 31, 2023	2,467,470	43,214	2,510,684

Accumulated depreciation
At January 1, 2023	(209,647)	(20,377)	(230,024)
Charge	(65,724)	(7,635)	(73,359)
Disposals	—	10,000	10,000
At December 31, 2023	(275,371)	(18,012)	(293,383)

Net book value
At January 1, 2023	2,257,823	12,123	2,269,946
At December 31, 2023	2,192,099	25,202	2,217,301

In March and April 2023, Flex Enterprise and her sister vessel, Flex Endeavour, respectively, completed their first scheduled drydock in Singapore.

In June 2023, Flex Ranger and her sister vessel, Flex Rainbow, completed their first scheduled drydock in Denmark and Singapore, respectively.

Note 8: Capital commitments

As of December 31, 2023, the Company's only capital commitments relate to long-term debt obligations, summarized as follows:

(figures in thousands of $)
	Sale & leaseback(1)	Period repayment	Balloon repayment	Total
1 year	51,774	54,361	—	106,135
2 years	52,454	54,361	—	106,815
3 years	53,184	54,361	—	107,545
4 years	53,945	54,361	—	108,306
5 years	54,763	41,139	352,632	448,534
Thereafter	654,102	4,913	290,154	949,169
Total	920,222	263,496	642,786	1,826,504

(1) Sale & leaseback's, which are classified as financing arrangements, include loan amortization and the final amounts payable in connection with repurchase obligations payable at the end of the respective charters.

25	Flex LNG Ltd. Fourth Quarter Results 2023

Note 9: Long-term debt

As of December 31, 2023, the Company had a long-term debt obligations of $1,812.1 million (December 31, 2022: $1,714.7 million).

As of December 31, 2023, the Company's long-term debt obligations, net of debt issuance costs, are summarized as follows;

(figures in thousands of $)
Facility Name	Type	Current portion	Non-current	Total
Flex Resolute $150 Million Facility	Term	7,650	133,173	140,823
Flex Enterprise $150 Million Facility	Term	9,540	126,725	136,265
$375 Million Facility	Term and revolving	21,760	324,582	346,342
$290 Million Facility	Term and revolving	14,222	263,577	277,799
$320 Million Sale and Leaseback	Sale and leaseback	18,414	266,437	284,851
$330 Million Sale and Leaseback	Sale and leaseback	16,712	293,505	310,217
Flex Rainbow Sale and Leaseback	Sale and leaseback	8,550	162,902	171,452
Flex Volunteer Sale and Leaseback	Sale and leaseback	7,022	137,372	144,394
		103,870	1,708,273	1,812,143

Note 10: Financial Instruments
In order to reduce the risk associated with fluctuations in interest rates, the Company has interest rate swap agreements, whereby floating interest has been swapped to a fixed rate of interest on an aggregate notional principal of $720.0 million as per December 31, 2023 (December 31, 2022: $691.0 million).

26	Flex LNG Ltd. Fourth Quarter Results 2023

Our interest rate swap contracts as of December 31, 2023, of which none are designated as hedging instruments, are summarized as follows:

(figures in thousands of $)
	Notional principal	Effective date	Maturity date	Fixed Interest Rate	Floating Rate : Reference Rate
Receiving floating, pay fixed	25,000	September 2019	June 2024	1.38%	SOFR + CAS (1)
Receiving floating, pay fixed	25,000	July 2020	July 2025	1.38%	SOFR + CAS (1)
Receiving floating, pay fixed	35,000	September 2020	September 2025	1.03%	SOFR + CAS (1)
Receiving floating, pay fixed	25,000	September 2020	September 2025	1.22%	SOFR + CAS (1)
Receiving floating, pay fixed	25,000	September 2020	September 2025	0.37%	SOFR + CAS (1)
Receiving floating, pay fixed	25,000	March 2021	June 2024	0.35%	SOFR + CAS (1)
Receiving floating, pay fixed	50,000	July 2022	July 2032	2.15%	SOFR
Receiving floating, pay fixed	50,000	July 2022	July 2032	1.91%	SOFR
Receiving floating, pay fixed	181,000	October 2022	April 2025	0.95%	SOFR
Receiving floating, pay fixed	50,000	December 2022	December 2032	3.28%	SOFR
Receiving floating, pay fixed	50,000	January 2023	January 2033	3.26%	SOFR
Receiving fixed, pay floating	(181,000)	March 2023	April 2025	4.80%	SOFR
Receiving floating, pay fixed	100,000	March 2023	September 2024	4.64%	SOFR
Receiving floating, pay fixed	35,000	March 2023	March 2025	4.07%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	3.95%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.11%	SOFR
Receiving floating, pay fixed	20,000	March 2023	March 2025	4.02%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.94%	SOFR
Receiving floating, pay fixed	25,000	March 2023	March 2025	3.96%	SOFR
Receiving floating, pay fixed	15,000	March 2023	March 2025	3.76%	SOFR
Receiving floating, pay fixed	25,000	March 2023	September 2025	1.22%	SOFR
Receiving floating, pay fixed	75,000	March 2023	June 2025	1.39%	SOFR
Receiving floating, pay fixed	100,000	March 2026	March 2032	1.26%	SOFR
Receiving fixed, pay floating	(100,000)	March 2026	March 2032	3.76%	SOFR
	720,000

(1)    The reference rate for these interest rate swap agreements are based on SOFR plus a Credit Adjustment Spread ("CAS") of 0.26161% based on the LIBOR fallback protocol.
Movements in the year ended December 31, 2023 for the derivative instrument assets and liabilities is summarized as follows:

(figures in thousands of $)

	Derivative Instrument Asset	Derivative Instrument Liability	Total
At January 1, 2023	55,515	—	55,515
Change in fair value of derivative instruments	(6,686)	—	(6,686)
At December 31, 2023	48,829	—	48,829

27	Flex LNG Ltd. Fourth Quarter Results 2023

Gain/(loss) on derivatives as recorded on the Company's unaudited condensed consolidated statements of operations is summarized as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31	September 30	December 31	December 31	December 31
	2023	2023	2022	2023	2022
Change in fair value of derivative instruments	(18,673)	8,955	2,097	(6,686)	78,207
Realized gain/(loss) on derivative instruments	7,051	6,684	2,778	24,967	1,475
Gain/(loss) on derivatives	(11,622)	15,639	4,875	18,281	79,682

Note 11: Fair Value of Financial Assets and Liabilities
The principal financial assets of the Company at December 31, 2023 and December 31, 2022, consist primarily of cash and cash equivalents, restricted cash, other current assets, receivables due from related parties and derivative instruments receivable. The principal financial liabilities of the Company consist of payables due to related parties, accounts payable, other current liabilities, derivative instruments payable and secured long-term debt.

The fair value measurements requirement applies to all assets and liabilities that are being measured and reported on a fair value basis. The assets and liabilities carried at fair value should be classified and disclosed in one of the following three categories based on the inputs used to determine its fair value:

Level 1: Quoted market prices in active markets for identical assets or liabilities;
Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data;
Level 3: Unobservable inputs that are not corroborated by market data.

The fair value of the Company's cash, cash equivalents and restricted cash approximates their carrying amounts reported in the accompanying condensed consolidated balance sheets.

The fair value of other current assets, receivables from related parties, payables due to related parties, accounts payable and other current liabilities approximate their carrying amounts in the accompanying condensed consolidated balance sheets.

The fair value of floating rate debt has been determined using Level 2 inputs and is considered to be equal to the carrying value since it bears variable interest rates, which are reset on a quarterly or semi-annual basis. The carrying value of the floating rate debt is shown net of debt issuance costs, while fair value of floating rate debt is shown gross.

The fair value of fixed rate debt has been determined using Level 2 inputs being the discounted expected cash flows of the outstanding debt.

28	Flex LNG Ltd. Fourth Quarter Results 2023

The following table includes the estimated fair value and carrying value of those assets and liabilities.

(figures in thousands of $)		December 31,		December 31,
		2023		2022
	Fair value hierarchy level	Carrying value of asset (liability)	Fair value asset (liability)	Carrying value of asset (liability)	Fair value asset (liability)
Cash and cash equivalents	Level 1	410,425	410,425	332,329	332,329
Restricted cash	Level 1	119	119	72	72
Derivative instruments receivable	Level 2	48,829	48,829	55,515	55,515
Floating rate debt	Level 2	(1,667,749)	(1,680,623)	(1,563,657)	(1,579,878)
Fixed rate debt	Level 2	(144,394)	(128,218)	(151,074)	(159,698)

There have been no transfers between different levels in the fair value hierarchy during the year ended December 31, 2023.

Assets Measured at Fair Value on a Recurring Basis
The fair value (Level 2) of interest rate swap derivative agreements is the present value of the estimated future cash flows that we would receive or pay to terminate the agreements at the balance sheet date, taking into account, as applicable, fixed interest rates on interest rate swaps, current interest rates, forward rate curves and the credit worthiness of both us and the derivative counterparty.

Concentration of Risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with SEB (S&P Global rating: A+), Nordea (S&P Global rating: AA-), Danske Bank (S&P Global rating: A+) and DNB (S&P Global rating: AA-).

Note 12: Related party transactions
Related Party Balances
A summary of receivables due from related parties are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2023	2023	2022
Seatankers Management Norway AS	—	—	16
Frontline Cyprus Ltd	8	—	—
Frontline Management (Bermuda) Limited	510	634	—
Northern Ocean Limited	—	—	33
Avance Gas Trading Ltd	232	—	2
Sloane Square Capital Holdings Ltd	19	19	9
Paratus Management (UK) Limited	8	2	—
Seatankers Services (UK) LLP	9	—	—
	786	655	60

29	Flex LNG Ltd. Fourth Quarter Results 2023

A summary of payables due to related parties are as follows:

(figures in thousands of $)
	December 31,	September 30,	December 31,
	2023	2023	2022
Frontline Management (Bermuda) Limited	—	—	(30)
SFL Corporation Ltd	—	—	(1)
Frontline Corporate Services Ltd	(26)	—	(4)
Flex LNG Fleet Management AS	(358)	(358)	(293)
	(384)	(358)	(328)

Related Party Transactions
A summary of transactions with related parties is as follows:

(figures in thousands of $)
	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Administration services fees
Seatankers Management Co. Ltd	(32)	(63)	(127)	(115)	(225)
Front Ocean Management AS	(107)	(82)	(75)	(400)	(226)
Front Ocean Management Ltd	(60)	(65)	(107)	(257)	(258)
Frontline Management (Bermuda) Limited	(30)	(15)	(30)	(128)	(272)

Technical Management fees
Flex LNG Fleet Management AS	(813)	(966)	(904)	(3,435)	(3,489)

Office facilities
Seatankers Management Norway AS	(20)	(30)	(14)	(85)	(58)
Frontline Management AS	—	—	—	—	10

Chartering services fees
FS Maritime SARL	—	—	—	—	(32)

Administrative support income
Northern Ocean Limited	—	—	—	—	6
Sloane Square Capital Holdings Ltd	—	—	2	9	8
Avance Gas	115	—	2	293	4
Paratus Management (UK) Limited	5	—	—	5	—
Seatankers Services (UK) LLP	4	—	—	4	—
Total related party transactions	(947)	(1,221)	(1,253)	(4,118)	(4,532)

Note 13: Share capital
The Company had an issued share capital at December 31, 2023 of $5.5 million divided into 54,520,325 ordinary shares (December 31, 2022: $5.5 million divided into 54,520,325 ordinary shares) of $0.10 par value.

No new shares were issued under our at-the-market offering ("ATM") and dividend reinvestment plan ("DRIP") during the year ended December 31, 2023. In the year ended December 31, 2022, the Company issued and sold

30	Flex LNG Ltd. Fourth Quarter Results 2023

409,741 ordinary shares pursuant to the ATM, for aggregate proceeds of $14.5 million, with an average net sales price of $35.36 per share and issued and sold no ordinary shares pursuant to the DRIP arrangement.

Note 14: Treasury shares
As of December 31, 2023, the Company holds an aggregate of 784,007 shares (December 31, 2022: 838,185 shares) at a cost of $7.6 million (December 31, 2022: $8.1 million), with a weighted average cost of $9.64 per share (December 31, 2022: $9.64 per share).

Note 15: Share based compensation
As at December 31, 2023, the Company had 271,500 outstanding non-vested share options (December 31, 2022: 488,750), with a weighted average adjusted exercise price of $10.51 (December 31, 2022: $12.87) and a weighted average remaining contractual term of 2.8 years (December 31, 2022: 3.7 years).
The number of outstanding vested share options as at December 31, 2023 was 142,000 (December 31, 2022: nil) with a weighted average adjusted exercise price of $8.56 and a weighted average remaining contractual term of 2.7 years.
Adjusted exercise price refers to the fact that the exercise price of each option is adjusted for dividends paid since the grant date of the option in line with the Company's share option scheme.

31	Flex LNG Ltd. Fourth Quarter Results 2023

Note 16: Subsequent Events
In January 2024, the Company received notice that the charterer of Flex Constellation, an international trading house, did not utilize its extension option. Flex Constellation was fixed on a three-year time charter from May 2021, where the charterer had the option to extend the period by up to three years. As a result, the company expects to take re-delivery of the vessel at the end of the first or beginning of second quarter 2024.

In January 2024, the charterer of Flex Resolute, a supermajor, exercised its first extension option, extending the firm period by an additional two years. Flex Resolute was fixed on a three-year time charter, which commenced in January 2022, where the charterer has options to extend the period by up to four additional years in two year periods. Following the option declaration, the firm period is now scheduled to end in first quarter of 2027. The charterer will have one final option to extend the time charter by an additional two years which would extend this to the first quarter of 2029.

On February 6, 2024, the Company’s Board of Directors declared a cash dividend for the fourth quarter of 2023 of $0.75 per share. This dividend will be paid on or around March 5, 2024, to shareholders on record as of February 23, 2024. The ex-dividend date will be February 22, 2024.

All declarations of dividends are subject to the determination and discretion of the Company’s Board of Directors based on its consideration of various factors, including the Company’s results of operations, financial condition, level of indebtedness, anticipated capital requirements, contractual restrictions, restrictions in its debt agreements, restrictions under applicable law, its business prospects and other factors that the Board of Directors may deem relevant.

32	Flex LNG Ltd. Fourth Quarter Results 2023

(A) Reconciliation of Net Income/(Loss) to EBITDA and Adjusted EBITDA (Earnings before Interest Taxes Depreciation and Amortization)

EBITDA is defined as net income/(loss) plus net interest expense, write-off of debt issuance costs, income tax expense and depreciation and amortization. Adjusted EBITDA represents EBITDA adjusted to exclude the items set forth in the table below, which represent items that we believe are not indicative of the ongoing performance of our core operations. EBITDA and Adjusted EBITDA are used by analysts in the shipping industry as common performance measures to compare results across peers. EBITDA and Adjusted EBITDA are not items recognized by U.S. GAAP, and should not be considered in isolation or used as alternatives to net income, operating income, cash flow from operating activity or any other indicator of our operating performance or liquidity calculated in accordance with U.S. GAAP.
Our presentation of EBITDA and Adjusted EBITDA is intended to supplement investors’ understanding of our operating performance by providing information regarding our ongoing performance that exclude items we believe do not directly affect our core operations and enhancing the comparability of our ongoing performance across periods. Our management considers EBITDA and Adjusted EBITDA to be useful to investors because such performance measures provide information regarding the profitability of our core operations and facilitate comparison of our operating performance to the operating performance of our peers. Additionally, our management uses EBITDA and Adjusted EBITDA as measures when reviewing the Company’s operating performance. While we believe these measures are useful to investors, the definitions of EBITDA and Adjusted EBITDA used by us may not be comparable to similar measures used by other companies.
We present Adjusted EBITDA because Adjusted EBITDA eliminates the impact of items not associated with the ongoing performance of our core operations. To derive Adjusted EBITDA, we have excluded certain gains/losses related to mark to market of derivatives, termination of long-term debt and foreign exchange.
The table below reconciles net income/(loss), the most directly comparable U.S. GAAP measure, to EBITDA and Adjusted EBITDA.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net income	19,391	45,101	41,434	120,039	188,042
Interest income	(950)	(945)	(1,060)	(4,868)	(2,005)
Interest expense	27,655	27,543	24,538	108,724	76,596
Write-off of unamortized debt issuance costs	—	—	1,555	8,805	4,977
Income tax expense	4	33	44	78	98
Depreciation	18,757	18,736	18,204	73,363	72,224
EBITDA	64,857	90,468	84,715	306,141	339,932
Extinguishment costs paid on long-term debt	—	—	192	1,433	11,125
(Gain)/loss on derivatives	11,622	(15,639)	(4,875)	(18,281)	(79,682)
Foreign exchange (gain)/loss	(255)	(95)	(954)	350	967
Adjusted EBITDA	76,224	74,734	79,078	289,643	272,342

33	Flex LNG Ltd. Fourth Quarter Results 2023

(B) Reconciliation of Net Income/(Loss) to Adjusted Net Income/(Loss) and Adjusted Earnings/(Loss) Per Share

Adjusted net income represents earnings before write-off and accelerated amortization of unamortized loan fees, fees in relation to the extinguishment of long-term debt, foreign exchange gains/loss and gain/loss on derivatives financial instruments held for trading. Adjusted Earnings/(loss) Per Share ("EPS") represents earnings attributable to shareholders of the Company adjusted for unrealized gain/loss on derivatives* as defined above, foreign exchange gains/losses, fees in relation to the extinguishment of long-term debt and write-off and accelerated amortization of unamortized loan fees and premium, divided by the weighted average number of shares outstanding. Adjusted net income and adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that adjusted net income and adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to purchase and/or to continue to hold our common shares. This is achieved by excluding the potentially disparate effects between periods of gain/loss on derivatives, foreign exchange gains/losses and write-off and accelerated amortization of unamortized loan fees, which items are affected by various and possibly changing financing methods, financial market conditions, capital structure and historical cost basis, and which items may significantly affect results of operations between periods.
Adjusted net income and adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to, net income, operating income, earnings per share or any other measure of operating performance presented in accordance with US GAAP. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for, our working capital needs and (iii) the cash requirements necessary to service interest or principal payments on our debt. Adjusted net income and adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.
In evaluating adjusted net income and adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of adjusted net income and adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

34	Flex LNG Ltd. Fourth Quarter Results 2023

(Unaudited figures in thousands of $, except per share data)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Net income	19,391	45,101	41,434	120,039	188,042
Extinguishment costs of long-term debt	—	—	1,747	10,238	16,102
Change in assets/liabilities of derivative instruments	18,673	(8,955)	12,305	6,686	(54,417)
Foreign exchange (gain)/loss	(255)	(95)	(954)	350	967
Adjusted net income	37,809	36,051	54,532	137,313	150,694

Weighted average number of ordinary shares	53,736,318	53,689,275	53,352,403	53,697,594	53,198,015
Denominator for diluted earnings per share	53,976,189	53,958,148	53,628,494	53,985,689	53,523,866

Adjusted basic earnings per share	0.70	0.67	1.02	2.56	2.83
Adjusted diluted earnings per share	0.70	0.67	1.02	2.54	2.82

(C) Reconciliation of Total Operating Revenues to Time Charter Equivalent Income and Time Charter Equivalent Rate

(i) Time Charter Equivalent Income
Consistent with general practice in the shipping industry, we use Time Charter Equivalent ("TCE") income as a measure to compare revenue generated from a voyage charter to revenue generated from a time charter. We define TCE income as operating revenues less voyage expenses. Under time charter agreements, voyage expenses, such as bunker fuel, canal and port charges and commissions are borne and paid by the charterer. Whereas under voyage charter agreements, voyage expenses are borne and paid by the owner. TCE income is a common shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance despite changes in the mix of charter types (i.e., spot charters and time charters) under which the vessels may be employed between the periods. Time Charter Equivalent income, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with vessel operating revenues, the most directly comparable U.S. GAAP measure, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance.
While we believe these measures are useful to investors, the definitions of TCE income and the TCE rate used by us may not be comparable to similar measures used by other companies.
The table below reconciles Vessel operating revenues, the most directly comparable U.S. GAAP measure, to Time Charter Equivalent income.

(Unaudited figures in thousands of $)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Vessel operating revenues	97,234	94,584	97,929	371,022	347,917
Less:
Voyage expenses	(222)	(421)	(217)	(1,678)	(2,517)
Time charter equivalent income	97,012	94,163	97,712	369,344	345,400

35	Flex LNG Ltd. Fourth Quarter Results 2023

(ii) Time Charter Equivalent Rate
Time charter equivalent rate ("TCE rate") represents the weighted average daily TCE income of our entire operating fleet.
TCE rate is a measure of the average daily income performance. Our method of calculating TCE rate is determined by dividing TCE income by onhire days during a reporting period. Onhire days are calculated on a vessel by vessel basis and represent the net of available days and offhire days for each vessel (owned or chartered in) in our possession during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period. Offhire days for a vessel during a reporting period is the number of days the vessel is in our possession during the period but is not operational as a result of unscheduled repairs, scheduled drydocking or special or intermediate surveys and lay-ups, if any.
The table below reconciles Time Charter Equivalent income to Time Charter Equivalent rate.

(Unaudited figures in thousands of $, except for TCE rate and days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Time charter equivalent income	97,012	94,163	97,712	369,344	345,400

Fleet onhire days	1,196	1,189	1,196	4,648	4,744
Time charter equivalent rate	81,114	79,207	81,699	79,461	72,806
(D) Reconciliation of Vessel operating expenses to Operating Expenses per day

(i) Operating Expenses per day
Operating Expenses ("Opex") per day represents the weighted average daily vessel operating expenses of our entire operating fleet.
Opex per day is a measure of the average daily operating performance. Our method of calculating Opex per day is determined by dividing vessel operating expenses by the available days during a reporting period. Available days for a vessel during a reporting period is the number of days the vessel (owned or chartered in) is in our possession during the period. By definition, available days for an owned vessel equal the calendar days during a reporting period, unless the vessel is delivered by the yard during the relevant period whereas available days for a chartered-in vessel equal the tenure in days of the underlying time charter agreement, pro-rated to the relevant reporting period if such tenure overlaps more than one reporting period.

36	Flex LNG Ltd. Fourth Quarter Results 2023

Consistent with general practice in the shipping industry, we use Opex per day as a measure to compare Opex to compare the relative performance of the Companies technical performance with other industry peers. Operating expenses is a common shipping industry performance measure used primarily to compare period-to-period borne by the owner of the vessel and therefore can impact the overall net income and performance of the Company's fleet. Opex per day, a non-U.S. GAAP measure, provides additional meaningful information in conjunction with Vessel Operating Expenses, because it assists management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance
The table below reconciles Vessel Operating Expenses to Opex per day.

(Unaudited figures in thousands of $, except for opex per day and available days)	Three months ended			Year ended
	December 31,	September 30,	December 31,	December 31,	December 31,
	2023	2023	2022	2023	2022
Vessel operating expenses	(18,421)	(16,937)	(16,204)	(68,357)	(63,414)

Available days	1,196	1,196	1,196	4,745	4,745
Opex per day	(15,402)	(14,161)	(13,548)	(14,406)	(13,364)

37	Flex LNG Ltd. Fourth Quarter Results 2023